UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*



                     Sociedad Quimica y Minera de Chile S.A.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                    Chemical and Mining Company of Chile Inc.
--------------------------------------------------------------------------------
                    (Name of Issuer Translated into English)



                   Series A Shares, without nominal par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    833636103
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                December 31, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]   Rule 13d-1(b)
[ ]   Rule 13d-1(c)
[X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13G

------------------------------                      ----------------------------
CUSIP No.  833636103                                          Page 2 of 10 Pages
------------------------------                      ----------------------------

------- ------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        SOCIEDAD DE INVERSIONES PAMPA CALICHERA S.A.
------- ------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a) [X]
        (b) [ ]
------- ------------------------------------------------------------------------
   3    SEC USE ONLY


------- ------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        REPUBLIC OF CHILE
------- ------------------------------------------------------------------------
                        5    SOLE VOTING POWER

                             NONE
                     -----------------------------------------------------------
      NUMBER OF         6    SHARED VOTING POWER
        SHARES
     BENEFICIALLY            53,557,332
       OWNED BY      -----------------------------------------------------------
         EACH           7    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON               NONE
         WITH      -------------------------------------------------------------
                        8    SHARED DISPOSITIVE POWER

                             53,557,332
------- ------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        53,557,332
------- ------------------------------------------------------------------------
   10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]


------- ------------------------------------------------------------------------
   11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        37.5%
------- ------------------------------------------------------------------------
   12   TYPE OF REPORTING PERSON

        CO
------- ------------------------------------------------------------------------

                                       13G

------------------------------                      ----------------------------
CUSIP No.  833636103                                          Page 3 of 10 Pages
------------------------------                      ----------------------------

------- ------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        SOCIEDAD DE INVERSIONES ORO BLANCO S.A.
------- ------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a) [X]
        (b) [ ]
------- ------------------------------------------------------------------------
   3    SEC USE ONLY


------- ------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        REPUBLIC OF CHILE
------- ------------------------------------------------------------------------
                        5    SOLE VOTING POWER

                             NONE
                     -----------------------------------------------------------
      NUMBER OF         6    SHARED VOTING POWER
        SHARES
     BENEFICIALLY            53,557,332
       OWNED BY      -----------------------------------------------------------
         EACH           7    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON               NONE
         WITH      -------------------------------------------------------------
                        8    SHARED DISPOSITIVE POWER

                             53,557,332
------- ------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        53,557,332
------- ------------------------------------------------------------------------
   10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]


------- ------------------------------------------------------------------------
   11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        37.5%
------- ------------------------------------------------------------------------
   12   TYPE OF REPORTING PERSON

        CO
------- ------------------------------------------------------------------------

                                       13G

------------------------------                      ----------------------------
CUSIP No.  833636103                                          Page 4 of 10 Pages
------------------------------                      ----------------------------

------- ------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        NORTE GRANDE S.A.
------- ------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a) [X]
        (b) [ ]
------- ------------------------------------------------------------------------
   3    SEC USE ONLY


------- ------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        REPUBLIC OF CHILE
------- ------------------------------------------------------------------------
                        5    SOLE VOTING POWER

                             NONE
                     -----------------------------------------------------------
      NUMBER OF         6    SHARED VOTING POWER
        SHARES
     BENEFICIALLY            53,557,332
       OWNED BY      -----------------------------------------------------------
         EACH           7    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON               NONE
         WITH      -------------------------------------------------------------
                        8    SHARED DISPOSITIVE POWER

                             53,557,332
------- ------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        53,557,332
------- ------------------------------------------------------------------------
   10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]


------- ------------------------------------------------------------------------
   11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        37.5%
------- ------------------------------------------------------------------------
   12   TYPE OF REPORTING PERSON

        CO
------- ------------------------------------------------------------------------

Item 1.

(a)     Name of Issuer:

        Sociedad Quimica y Minera de Chile S.A.

(b)     Address of Issuer's Principal Executive Offices

        El Trovador 4285, Piso 6, Santiago, Republic of Chile

Item 2.

(a)     Name of Person Filing

        This statement is being filed by Sociedad de Inversiones Pampa Calichera S.A., Sociedad de Inversiones Oro Blanco S.A. and Norte Grande S.A.

(b)     Address of Principal Business Office or, if none, Residence

        The address of the principal business office (or, if none, the residence) of each person filing this Schedule is as follows:

        Sociedad de Inversiones Pampa Calichera S.A. is located at Ahumada 131, Of. 801, Santiago, Republic of Chile;

        Sociedad de Inversiones Oro Blanco S.A. is located at Ahumada 131, Of. 801, Santiago, Republic of Chile;

        Norte Grande S.A. is located at Ahumada 131, Of. 801, Santiago, Republic of Chile.

(c)     Citizenship

        The citizenship (or, in the case of an entity, the jurisdiction of organization) of each person filing this Schedule is as follows:

        Sociedad de Inversiones Pampa Calichera S.A. is organized under the laws of the Republic of Chile;

        Sociedad de Inversiones Oro Blanco S.A. is organized under the laws of the Republic of Chile;

        Norte Grande S.A. is organized under the laws of the Republic of Chile.

(d)     Title of Class of Securities

        Series A Shares, without nominal (par) value.

(e)     CUSIP Number

        833636103

Item 3. Not applicable

Item 4. Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)     Amount Beneficially Owned:

        Sociedad de Inversiones Pampa Calichera S.A.:   53,557,332
        Sociedad de Inversiones Oro Blanco S.A.:        53,557,332
        Norte Grande S.A.:                              53,557,332

(b)     Percent of Class:

        Sociedad de Inversiones Pampa Calichera S.A.:   37.5%
        Sociedad de Inversiones Oro Blanco S.A.:        37.5%
        Norte Grande S.A.:                              37.5%

(c)     Number of shares as to which the person has:

        (i)     sole power to vote or to direct the vote

                None

        (ii)    shared power to vote or to direct the vote

                Sociedad de Inversiones Pampa Calichera S.A.:   53,557,332
                Sociedad de Inversiones Oro Blanco S.A.:        53,557,332
                Norte Grande S.A.:                              53,557,332

        (iii)   sole power to dispose or to direct the disposition of

                None

        (iv)    shared power to dispose or to direct the disposition of

                Sociedad de Inversiones Pampa Calichera S.A.:   53,557,332
                Sociedad de Inversiones Oro Blanco S.A.:        53,557,332
                Norte Grande S.A.:                              53,557,332

Item 5. Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

        Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

This Schedule, as amended, is being filed pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended ("Act"), as a result of the registration under Section 12 of the Act of the Series A shares, without nominal
(par) value, of Sociedad Quimica y Minera de Chile S.A. (the "Series A Shares") and the admission to listing for trading of the American Depositary Receipts representing the Series A Shares on the New York Stock Exchange on April 9, 1999. At the time of that listing reporting requirements of Section 13(d) under the Act took effect with respect to the Series A Shares.

As of December 31, 2003:

Sociedad de Inversiones Pampa Calichera S.A. was the beneficial owner of 53,557,332 shares, or 37.5% of the outstanding Series A Shares, of which 46,434,256 shares were owned of record by Sociedad de Inversiones Pampa Calichera S.A. and 7,123,076 shares were owned by Global Mining Investment Inc., an indirect wholly-owned subsidiary of Sociedad de Inversiones Pampa Calichera S.A.,

Sociedad de Inversiones Oro Blanco S.A. was the owner of record of approximately 66.67% of the outstanding share capital of Sociedad de Inversiones Pampa Calichera S.A and

Norte Grande S.A. was the owner of record of approximately 77.76% of the outstanding share capital of Sociedad de Inversiones Oro Blanco S.A.

Sociedad de Inversiones Pampa Calichera S.A., Sociedad de Inversiones Oro Blanco S.A. and Norte Grande S.A. are each publicly-traded companies in the Republic of Chile with shareholders which include persons other than the persons filing this Schedule. Accordingly, various other persons have the right to receive or the power to direct the receipt of any dividends from, or proceeds from the sale of, the Series A Shares that are the subject of this Schedule.

The filing persons have been informed that, as of December 31, 2003, Norte Grande S.A. was controlled by a group consisting of Inversiones SQNH S.A., which is organized under the laws of the Republic of Chile, Inversiones SQ Holding S.A., which is organized under the laws of the Republic of Chile, S.Q. Grand Cayman Corp., which is organized under the laws of the Cayman Islands, Pacific Atlantic Trading Corporation, which is organized under the laws of the Cayman Islands, The Pacific Trust, which is formed under the laws of the British Virgin Islands and Mr. Julio Ponce Lerou, a Chilean citizen (collectively, the "Control Group"). Accordingly, the filing persons may be deemed to be members of a group with the Control Group with respect to the Series A Shares that are the subject of this Schedule 13G. Based on information provided to the filing persons by the members of the Control Group, as of December 31, 2003:

Inversiones SQNH S.A. was the owner of record of approximately 89.47% of the outstanding share capital of Norte Grande S.A.,

Inversiones SQ Holding S.A. was the owner of record of 51% of the outstanding share capital of Inversiones SQNH S.A. The remaining 49% equity interest in SQNH is owned by Norsk Hydro Holland B.V., Agencia en Chile, a Chilean branch of Norsk Hydro Holland B.V., a Netherlands corporation ("Hydro Holland"),

S.Q. Grand Cayman Corp. was the owner of record of substantially all of the outstanding share capital of Inversiones SQ Holding S.A.,

Pacific Atlantic Trading Corporation was the owner of record of 100% of the outstanding share capital of S.Q. Grand Cayman Corp.,

The Pacific Trust was the owner of record of 100% of the outstanding share capital of Pacific Atlantic Trading Corporation and

Julio Ponce Lerou had the power to direct the administration of The Pacific Trust, and, as such, he exercised indirect control and influence over 53,557,332 Series A Shares. Additionally, he had a direct ownership interest in 17,026 Series A Shares. Mr. Ponce Lerou, may, therefore, be deemed to be a beneficial owner of 53,574,358 Series A Shares or 37.51% of the outstanding Series A Shares.

The filing persons have been informed that the children of Mr. Julio Ponce Lerou are the sole named beneficiaries of The Pacific Trust. To the extent that any dividends from, or proceeds from the sale of, the Series A Shares that are the subject of this Schedule are distributed from the trust, one or more of such persons may have the right to receive, or the power to direct the receipt of, any such dividends or proceeds, and one or more of such interests in such Series A Shares may represent more than 5% of the outstanding Series A Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

See Exhibit B.

Item 8. Identification and Classification of Member of the Group

See Exhibit B.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 2, 2004

Sociedad de Inversiones Pampa Calichera S.A.

By:  /s/ Patricio Phillips Saenz
     ---------------------------------------
         Name:  Patricio Phillips Saenz
         Title: General Manager


Sociedad de Inversiones Oro Blanco S.A.

By:  /s/ Patricio Phillips Saenz
     ---------------------------------------
         Name:  Patricio Phillips Saenz
         Title: General Manager


Norte Grande S.A.

By:  /s/ Patricio Phillips Saenz
     ---------------------------------------
         Name:  Patricio Phillips Saenz
         Title: General Manager

                                  EXHIBIT INDEX



Exhibit        Description

Exhibit A      Joint Filing Agreement of Sociedad de Inversiones Pampa Calichera
               S.A., Sociedad de Inversiones Oro Blanco S.A. and Norte Grande
               S.A., dated as of March 2, 2004.

Exhibit B      Identification of members of a group.


                               Page 10 of 10 Pages